# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Equity Commonwealth, CIK 0000803649
CUSIP: 294628102
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: Two North Riverside Plaza, Suite 200, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/13/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001463559

## Reporting persons
- Alberta Investment Management Corp: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Alberta Canada (A0); sole voting power 8,665,543; shared voting power 0; sole dispositive power 8,665,543; shared dispositive power 0; aggregate amount beneficially owned 8,665,543 (8.07% of the class)
  Comment: Item 11: Based on 107,334,031 shares of common stock outstanding as of October 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 24, 2024.

## Item 1. Issuer
Name of issuer: Equity Commonwealth
Address of issuer's principal executive offices: Two North Riverside Plaza, Suite 200, Chicago, Illinois, 60606

## Item 2. Person Filing
Name of person filing: Alberta Investment Management Corporation (the "Reporting Person")
Address of principal business office or, if none, residence:
1600 - 10250 101 Street NW
Edmonton, Alberta T5J 3P4
Canada
Citizenship: The Reporting Person is organized under the laws of Alberta, Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,665,543 Common Shares
Percent of class:
Based on 107,334,031 shares of common stock outstanding as of October 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on October 24, 2024.

8.07
Sole power to vote or to direct the vote: 8,665,543
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,665,543
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, the Reporting Person provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alberta Investment Management Corp: /s/ Kahlan Mills, Associate General Counsel (12/23/2024)